EXHIBIT (a)(2)

                         Equity Resource Lexington Fund
                                44 Brattle Street
                               Cambridge, MA 02138

                                February 8, 2002

                           Offer To Purchase Units in
                           Nantucket Island Associates
                               for $7,500 Per Unit

Dear Limited Partner:

Enclosed with this letter is an offer to purchase limited partnership units in Nantucket Island Associates (the "Partnership") for $7,500 per unit [See "THE OFFER-Introduction"]. This offer expires on March 8, 2002. If you are interested in selling your units, please read the enclosed offer carefully.

FACTORS TO CONSIDER IN EVALUATING THIS OFFER

o Recent Market Downturn: The Partnership owns commercial real estate on Nantucket Island, MA and its financial performance is dependent on seasonal tourism. The Partnership's quarterly report for the period ended September 30, 2001 shows that the Partnership's "income from operations" and its "net cash provided by operating activities" are lower than they were for the same nine-month period in 2000. The Purchaser believes that this downward trend is attributable to the current instability in the tourism industry and that the trend may continue into 2002. [See "THE OFFER- Section 10- Certain Information Concerning the Partnership"]

o Potential Tax Benefits of a Sale: : The sale of your units is a taxable event and may create a federal tax benefit that will make a sale more advantageous. Based on the Purchaser's own calculations, an original investor paying the full investment amount at the time of the first close will recognize a capital loss of approximately $32,000 per Unit. For investors in the 39.6% tax bracket, the capital loss associated with a sale may result in a federal income tax benefit of up to $12,600 per Unit. Depending on your individual tax situation, the net benefit of a sale could be up to $20,100 per Unit.

    Investors who purchased units on a deferred basis will likely have a different, though not materially different, tax benefit. The tax consequences of the Offer to a particular Limited Partner may be different from those of other Limited Partners and different from the typical investor. We urge you to consult your own tax advisor in connection with the Offer. [See "THE OFFER- Section 6- Certain Tax Consequences"]

o Recent Sale and Refinancing of Partnership's Assets: Effective June 10, 1998, a significant portion of the Partnership's assets were sold. The assets sold included two hotels, 24 rental apartment units, employee housing for 150 people and the Nantucket Boat Basin. The Partnership continues to own an interest in 48 retail buildings on Nantucket Island. In 2000, the mortgage on those buildings was refinanced and a cash distribution was made to limited partners. The Purchaser's offer price reflects the decrease in Partnership equity caused by the sale and refinancing of the Partnership's assets. [See "THE OFFER- Section 10- Certain Information Concerning the Partnership"]

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o   Opportunity for Liquidity: The Lexington Fund's offer provides liquidity to limited partners and will give them an opportunity to liquidate this investment. The Partnership has been in existence for 16 years and the Purchaser anticipates that it will continue to operate for the foreseeable future. The Partnership's properties were recently refinanced and the general partner has indicated that the properties are not currently being marketed for sale. By selling your limited partnership units, you give yourself the opportunity to place the proceeds from a sale into other, potentially better performing, investments. You may also simplify your tax returns by eliminating future K-1 reporting for this Partnership.

o Offer Price May Not Represent the Full Value of Your Units: No independent party has been retained by the Purchaser or any other person to evaluate or render any opinion to limited partners with respect to the fairness of the offer price, and no representation is made as to any fairness or other measures of value that may be relevant to limited partners. The Purchaser has calculated a net asset value (NAV) for Units that is higher than the Purchaser's offer price, but has not calculated a liquidation value for Units. It is uncertain whether the offer price or the NAV reflect the value that would be realized upon the sale of units by a limited partner to a third party. [See "THE OFFER-Introduction- Market Value of Units"]

o Conflict of Interest: The Purchaser is making the Offer with a view toward making a profit. Accordingly, there is a conflict between the Purchaser's desire to acquire your units at a low price and your desire to sell your units at a high price. The Purchaser's intent is to acquire the units at a discount to the value it might ultimately realize from owning the units.

o Effects of a Sale of Your Units: Limited partners who sell their units will be giving up the opportunity to participate in any future potential benefits associated with ownership of units, including the right to participate in any future distribution of cash or property.

THE PURCHASER

The Lexington Fund is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase units in the Partnership in advancement of that strategy. The units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Lexington Fund does not acquire general partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the back of the agreement, sign where indicated and return it in the pre-addressed return envelope.

If you have any questions, please call D. F. King & Company, the information agent for this offer, toll-free at (800) 714-3305 or call them collect at
(212) 493-6952.

Sincerely,


Equity Resource Lexington Fund LP